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            BALLARD SPAHR ANDREWS & INGERSOLL, LLP     Baltimore, MD
                  1735 MARKET STREET, 51ST FLOOR     Denver, CO
          PHILADELPHIA, PENNSYLVANIA 19103-7599     Salt Lake City, UT
                          215-665-8500     Voorhees, NJ
                      FAX: 215-864-8999     Washington, DC
                     www.ballardspahr.com     Wilmington, DE



JENNIFER L. MILLER
Direct Dial: (215) 864-8619
Personal Fax: (215) 864-9073
E-Mail: millerje@ballardspahr.com

January 6, 2006

BY FACSIMILE
------------

United States Securities and Exchange
Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC  20549

Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:  Harleysville Group Inc.
     Form 10-K for the fiscal year ended December 31, 2004
     File No. 0-14697
     ----------------

Ladies and Gentlemen:

     We are pleased to provide this response letter on behalf of Harleysville Group Inc. ("Registrant"). This letter responds to comments 1 and 6 of the Staff's comment letter dated December 21, 2005, regarding the above captioned Form 10-K for the fiscal year ended December 31, 2004, filed by Registrant. For your convenience, the Staff's comments 1 and 6 have been reproduced, followed by Registrant's response to such comments. As discussed, Registrant will respond to comments 2 through 5 of the Staff's comment letter dated December 21, 2005, by January 20, 2006.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Item 1.  Business, page 1
-------------------------

1. We believe that for the reconciliations of net reserve amounts to the gross reserve amounts in the table to be compliant with Industry Guide 6, it is necessary to include a line item that arrives at the cumulative deficiency (redundancy) on a gross bases (i.e. the difference between the gross reserve and the gross re-estimated reserve) for each year presented. Please confirm to us that you will include this line item in your Form 10-K for the year ended December 31, 2005.

Response:  In the Form 10-K for the year ended December 31, 2005 and future filings, Registrant will include a line item in the ten year development table that arrives at the cumulative deficiency (redundancy) on a gross basis for each year presented.

Exhibits 31.1 and 31.2 -- Certifications pursuant to Section 302 of the
-----------------------------------------------------------------------
Sarbanes-Oxley Act of 2002
--------------------------

6. Please amend the certificates to acknowledge in the introductory paragraph of paragraph 4 the certifying officers' responsibility for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and to include paragraph 4.(b) of the required certification. If the amendment is solely to file the corrected certifications, it may be done by filing an amendment to the filing that contains a cover page, an explanatory note, signature pages and paragraphs 1, 2, 4 and 5 of the certifications. Please refer to Release No. 33-8238, at http://www.sec.gov/rules/final/33-8238.htm.
  ----------------------------------------

Response:  Attached hereto please find a copy of Amendment No. 1 to the Form
           10-K of Registrant for the Fiscal Year Ended December 31, 2004 that was filed today via EDGAR. In accordance with the instructions set forth above, Registrant has amended the certifications of Registrant's certifying officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 to acknowledge the certifying officers' responsibility for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) and to include paragraph 4(b) of the required certification.

     Please contact me, as Registrant's outside corporation counsel, at (215) 864-8619, if you have any comments or questions.


                                 Sincerely,
                                 /s/ JENNIFER L. MILLER
                                 Jennifer L. Miller


cc:  Ibolya Ignat, Staff Accountant
     Lisa Vanjoske, Assistant Chief Accountant
     Michael L. Browne, President and Chief Executive Officer
     Robert A. Kauffman, Senior Vice President, Secretary, General Counsel and
                         Chief Governance Officer